Exhibit 99.1

Cenovus achieves first production at Christina Lake expansion

Phase D brings production capacity to 98,000 barrels per day

Calgary, Alberta (September 4, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) is producing oil from phase D at its Christina Lake oil sands operation approximately three months ahead of schedule and within budget. The company began injecting steam in the second quarter of this year and began producing in late July. Production at Christina Lake in August averaged more than 61,000 barrels per day (bbls/d) gross, an increase of nearly 4,000 bbls/d when compared to production in the second quarter. Christina Lake is operated by Cenovus and jointly owned with ConocoPhillips.

“Cenovus continues to demonstrate the strength of our phased approach to expansions,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer. “We’re very pleased with the early completion of the phase D expansion and anticipate a successful ramp-up to full capacity.”

Phase D is planned to produce approximately 40,000 bbls/d. Cenovus expects the production ramp-up to be complete in six to nine months, similar to the ramp-up of phase C and considerably faster than the industry average. The efficient ramp-ups achieved at Christina Lake are due to the high quality of the reservoir and the use of accelerated start-up techniques. Commissioning of the phase D facilities is almost complete and will bring total production capacity at Christina Lake to 98,000 bbls/d. With additional expansions and optimization, Cenovus anticipates Christina Lake will have a total production capacity of about 300,000 bbls/d.

“Cenovus has decades of growth ahead in the oil sands,” said Brannan. “The manufacturing approach we use to develop our oil sands projects supports this long-term growth. We plan to bring on a new phase of oil sands production every 12 to 18 months for the next five years and we also have a portfolio of emerging oil sands projects to develop.”

Construction continues on phase E, the next expansion at Christina Lake, and is currently ahead of schedule. The phase is about 55% complete, with initial production anticipated for the fourth quarter of 2013. Site preparation, engineering and major equipment fabrication is underway for Christina Lake phase F with first production expected in 2016.

The company plans to provide an update to full-year production forecasts with its third quarter results in October.

NOTE: All volumes are reported on a gross basis.

ADVISORY

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” , “looking forward to”, or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including technology and procedures to reduce our environmental impact, and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

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Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; the estimation of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent AIF/Form 40-F, “Risk Management” in our current Management’s Discussion & Analysis and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and our website at www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit www.cenovus.com.

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Cenovus Contacts
Investors:	Media:

Susan Grey	Rhona DelFrari
Director, Investor Relations	Director, Media Relations
403-766-4751	403-766-4740

Bill Stait	Jessica Wilkinson
Senior Analyst, Investor Relations	Advisor, Media Relations
403-766-6348	403-766-8990

Graham Ingram
Senior Analyst, Investor Relations
403-766-2849